EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Alphatec Holdings, Inc. for the registration of up to $100,000,000 in aggregate principal amount of its common stock, preferred stock, debt securities, warrants and units and 20,031,646 shares of its common stock and to the incorporation by reference therein of our reports dated March 3, 2009, with respect to the consolidated financial statements and schedule of Alphatec Holdings, Inc., and the effectiveness of internal control over financial reporting of Alphatec Holdings, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2008, as amended, filed with the Securities and Exchange Commission.

/s/    ERNST & YOUNG LLP

San Diego, California

February 8, 2010